                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6 - K

                            P&O PRINCESS CRUISES PLC

                            REPORT OF FOREIGN ISSUER
                  PURSUANT TO RULES 13a - 16 OR 15d - 16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2003

                                 Not Applicable
                 (Translation of registrant's name into English)

                      77 New Oxford Street, London WC1A 1PP
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

               Form 20-F       X                   Form 40-F
                             -----                              -----

          Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes                                 No             X
                             -----                              -----

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectuses included in the registration statements on Forms S-4/F-4 (Registration No. 333-102442 and Registration No. 333-102443) filed by Carnival Corporation and P&O Princess Cruises plc in respect of the (i) registration of P&O Princess shares in connection with the DLC transaction and Carnival shares in connection with the Partial Share Offer and (ii) registration of the P&O Princess Cruises plc Special Voting Share and Carnival shares in connection with the DLC transaction, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    SIGNATURE

  Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            P&O PRINCESS CRUISES PLC

                     Date: February 25, 2003            By: /s/ Simon Pearce
                                                            --------------------
                                                        Name: Simon Pearce
                                                        Title: Company Secretary

                   Index to consolidated financial statements
                          for P&O Princess cruises plc

                                                                                             Page
Independent auditors' report                                                                  F-2
Group profit and loss accounts for each of the financial years in the three years ended       F-3
     December 31, 2002.
Group balance sheets as of December 31, 2001 and 2002.                                        F-5
Group cash flow statement for each of the financial years in the three years ended
     December 31, 2002.                                                                       F-6
Group statements of total recognized gains and losses for each of the financial
     years in the three years ended December 31, 2002.                                        F-7
Reconciliations of movements in shareholders' funds for the financial years
     ended December 31, 2001 and 2002.                                                        F-7
Notes to the consolidated financial statements.                                           F-8 to F-57


The attached financial statements include certain U.K. accounting terminology which may not be familiar to a U.S. reader. The following glossary is provided to assist in interpreting these financial statements.

U.K. term                                 U.S. term

Acquisition accounting                    Purchase accounting
Associate                                 Equity Investment
Called up share capital                   Ordinary shares, capital or common
                                          stock issued and fully paid
Capital allowances                        Tax term equivalent to U.S. tax
                                          depreciation allowances
Creditors                                 Payables
Debtors                                   Receivables
Finance lease                             Capital lease
Financial year                            Fiscal year
Freehold                                  Ownership with absolute rights
Gearing                                   Debt / debt plus equity
Interest payable                          Interest expense
Interest receivable                       Interest income
Joint venture                             Equity investment
Profit                                    Income
Profit and loss account                   Income statement
Profit and loss account reserves          Retained earnings
Profit for the financial year             Net Income
Provisions                                Reserves
Shareholder's funds                       Shareholder's equity
Stocks                                    Inventories
Tangible fixed assets                     Property, plant and equipment
Turnover                                  Revenue

                          Independent Auditors' Report
       The Board of Directors and Shareholders of P&O Princess Cruises plc

We have audited the accompanying consolidated balance sheets of P&O Princess Cruises plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognized gains and losses and reconciliation of movements in consolidated shareholders' funds for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of P&O Princess Cruises plc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of P&O Princess Cruises plc as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

As described more fully in the "Prior Year Adjustment on implementation of FRS 19" paragraph of the accounting policies note 1 to the consolidated financial statements, P&O Princess Cruises plc has adopted FRS 19 `Deferred Tax' in the year ended December 31, 2002. Consequently, the consolidated financial statements of P&O Princess Cruises plc as of December 31, 2001 and 2000 and for the two year period ended December 31, 2001 have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' funds as of December 31, 2002 and 2001, to the extent summarized in note 28 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
February 6, 2003

                           P&O PRINCESS CRUISES PLC


Group profit and loss account
Years ended December 31

                                                                        2002      2001      2000
                                                                 Note  U.S.$m    U.S.$m    U.S.$m
                                                                                Restated  Restated
                                                                                (note 1)  (note 1)
Turnover                                                           2   2,526.8   2,451.0   2,423.9
Cost of sales...................................................      (1,896.3) (1,881.6) (1,842.0)
Administrative expenses
   Administrative expenses before exceptional transaction costs.        (214.8)   (208.1)   (208.8)
   Exceptional transaction costs................................ 2,3    (117.0)       --        --
                                                                      --------  --------  --------
                                                                        (331.8)   (208.1)   (208.8)
                                                                      --------  --------  --------
Operating costs.................................................   3  (2,228.1) (2,089.7) (2,050.8)
                                                                      --------  --------  --------
Group operating profit                                                   298.7     361.3     373.1
Share of operating results of joint ventures....................            --       0.1       0.5
                                                                      --------  --------  --------
Total operating profit                                             2     298.7     361.4     373.6
Loss on disposal of ships.......................................   2        --      (1.9)     (6.7)
Profit on sale of business......................................   2       1.2        --       0.2
                                                                      --------  --------  --------
Profit on ordinary activities before interest                      2     299.9     359.5     367.1
Net interest payable and similar items..........................   4     (74.0)    (58.0)    (49.1)
                                                                      --------  --------  --------
Profit on ordinary activities before taxation                            225.9     301.5     318.0
Taxation........................................................   5     (17.1)     81.7     (57.4)
                                                                      --------  --------  --------
Profit on ordinary activities after taxation                             208.8     383.2     260.6
Equity minority interests.......................................  18        --      (0.1)     (2.6)
                                                                      --------  --------  --------
Profit for the financial year attributable to shareholders               208.8     383.1     258.0
Dividends.......................................................   6     (83.2)    (83.2)    (83.1)
                                                                      --------  --------  --------
Retained profit for the financial year                            17     125.6     299.9     174.9
                                                                      --------  --------  --------
Earnings per share
Basic earnings per share (in cents).............................   7     30.2c     55.4c     37.7c
Diluted earnings per share (in cents)...........................   7     30.0c     55.1c     37.7c
Adjusted basic earnings per share (in cents)....................   7     47.1c     41.3c     37.7c
Adjusted diluted earnings per share (in cents)..................   7     46.8c     41.1c     37.7c

   Each ADS represents an interest in four ordinary shares.
   In all three years all profits and losses arise from continuing activities.

   Adjusted earnings per share excludes exceptional transaction costs in 2002 and exceptional tax items in 2001 (see note 7).

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


Group balance sheet
As at December 31

                                                               2002      2001
                                                              U.S.$m    U.S.$m
                                                                       Restated
                                                        Note           (note 1)
Fixed assets
Intangible assets......................................
   Goodwill............................................  8      127.1     112.9
Tangible assets........................................
   Ships...............................................  9    5,380.0   4,038.4
   Properties and other fixed assets...................  10     249.4     248.0
                                                             --------  --------
                                                              5,629.4   4,286.4
Investments............................................  11      16.3      19.0
                                                             --------  --------
                                                              5,772.8   4,418.3
                                                             --------  --------
Current assets
   Stocks..............................................  12      87.4      74.3
   Debtors.............................................  13     309.4     256.7
   Cash at bank and in hand............................         162.1     120.4
                                                             --------  --------
                                                                558.9     451.4
Creditors: amounts falling due within one year           14    (987.2)   (825.3)
                                                             --------  --------
Net current liabilities                                        (428.3)   (373.9)
                                                             --------  --------
Total assets less current liabilities                         5,344.5   4,044.4
Creditors: amounts falling due after more than one year  14  (2,516.8) (1,393.1)
Provisions for liabilities and charges                   15     (13.7)    (21.7)
                                                             --------  --------
                                                              2,814.0   2,629.6
                                                             ========  ========
Capital and reserves
Called up share capital................................  16     346.7     346.3
Share premium account..................................  17       3.7       0.2
Other reserves.........................................  17      93.1      82.4
Merger reserve.........................................  17     910.3     910.3
Profit and loss account................................  17   1,460.0   1,290.2
                                                             --------  --------
Equity shareholders' funds                                    2,813.8   2,629.4
Equity minority interests                                18       0.2       0.2
                                                             --------  --------
                                                              2,814.0   2,629.6
                                                             ========  ========

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


Group cash flow statement
Years ended December 31

                                                                              2002     2001    2000
                                                                      Note   U.S.$m   U.S.$m  U.S.$m
Net cash inflow from operating activities                                19    576.1   507.0   532.3
Returns on investments and servicing of finance
Interest received...................................................             5.9     6.6     2.6
Interest paid.......................................................          (109.9)  (87.1)  (78.5)
                                                                            --------  ------  ------
Net cash outflow for returns on investments and servicing of finance          (104.0)  (80.5)  (75.9)
                                                                            --------  ------  ------

Taxation                                                                         6.4  (171.0)  (34.3)

Capital expenditure
Purchase of ships...................................................        (1,124.1) (579.3) (749.8)
Purchase of other fixed assets......................................           (32.4)  (53.5)  (45.9)
Disposal of ships...................................................              --    46.6    14.7
Disposal of other fixed assets......................................              --      --     0.2
                                                                            --------  ------  ------
Net cash outflow for capital expenditure                                    (1,156.5) (586.2) (780.8)
                                                                            --------  ------  ------
Acquisitions and disposals
Disposal/(purchase) of subsidiaries and long term investments....... 11, 20      3.1    (6.3)  (14.7)
Equity dividends paid                                                          (85.0) (145.5)     --
                                                                            --------  ------  ------
Net cash outflow before financing                                             (759.9) (482.5) (373.4)
                                                                            --------  ------  ------
Financing
Issues of stock.....................................................             3.9     0.2      --
Movement on loans from P&O..........................................              --     3.7   356.2
Loan drawdowns......................................................           879.4   606.3   247.7
Loan repayments.....................................................           (65.4) (277.1)  (39.3)
Net investment by P&O...............................................              --      --     1.2
Repayment of finance lease..........................................            (2.6)     --      --
                                                                            --------  ------  ------
Net cash inflow from financing                                                 815.3   333.1   565.8
                                                                            --------  ------  ------
Increase/(decrease) in cash in the year                                  19     55.4  (149.4)  192.4
                                                                            ========  ======  ======

See accompanying notes to the financial statements.

   The restatement for FRS 19 "Deferred Taxation" has no impact on the cash flow as previously reported for the years ended December 31, 2001 and December 31, 2000.

                           P&O PRINCESS CRUISES PLC


Group statement of total recognized gains and losses
Years ended December 31

                                                            2002     2001     2000
                                                           U.S.$m   U.S.$m   U.S.$m
                                                                   Restated Restated
                                                                   (note1)  (note 1)
Profit for the year.......................................  208.8   383.1    258.0
Exchange movements on foreign currency net investments....   44.2   (26.2)    (5.5)
                                                           ------   -----    -----
Total recognized gains and losses relating to the year....  253.0   356.9    252.5
Prior year adjustment (note 1)............................ (108.1)     --       --
                                                           ------   =====    =====
Total gains and losses recognized since last annual report  144.9
                                                           ======

Reconciliation of movements in shareholders' funds
Years ended December 31

                                                                                             2002     2001
                                                                                            U.S.$m   U.S.$m
                                                                                                    Restated
                                                                                                    (note 1)
Total recognized gains and losses for the year............................................   253.0    356.9
Dividends.................................................................................   (83.2)   (83.2)
New shares issued.........................................................................     3.9      0.2
Shares to be issued.......................................................................    10.7       --
Investment in P&O Princess Cruises by P&O.................................................      --       --
                                                                                           -------  -------
                                                                                             184.4    273.9
Shareholders' funds at beginning of the year..............................................
  (The shareholders' funds for the Group at the beginning of 2001, as previously reported, were $2,463.6m before deducting the prior year adjustment of $108.1m.................... 2,629.4  2,355.5
                                                                                           -------  -------
Shareholders' funds at end of the year.................................................... 2,813.8  2,629.4
                                                                                           =======  =======

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


1  Accounting policies

   The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group.

Basis of preparation of financial statements

   The Group financial statements comprise the consolidation of the accounts of the Company and all its subsidiaries and incorporate the Group's interest in its joint ventures. The accounts of its subsidiaries and joint ventures are made up to December 31.

   The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") under the historical cost convention, and in accordance with applicable U.K. accounting standards. These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Application of U.S. GAAP would have affected shareholders' funds at December 31, 2002 and 2001 and profit attributable to shareholders for the years ended December 31, 2002, 2001 and 2000, to the extent summarized in note 28, additional information for U.S. investors.

Basis of consolidation

   P&O Princess Cruises plc acquired the cruise business of The Peninsular and Oriental Steam Navigation Company ("P&O") on October 23, 2000. The acquisition was effected by the issue of ordinary shares in P&O Princess Cruises plc to the holders of deferred stock in P&O in settlement of a dividend declared by P&O.

   The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess Cruises had been part of P&O Princess Cruises for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

Prior year adjustment on implementation of FRS 19

   The Accounting Standards Board issued Financial Reporting Standard No. 19 "Deferred Tax" (FRS 19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of January 1, 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

   The net effect on net assets and shareholders' funds as at December 31, 2000 as a result of implementing FRS 19 is a reduction of $108.1 million with a charge to the profit and loss account for the year of $16.1 million.

   The tax credit in the profit and loss account for the year to December 31, 2001 has increased by $96.8 million to reflect the elimination of the majority of future potential tax liabilities upon P&O Princess Cruises' election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders' funds as at December 31, 2001 as a result of implementing FRS 19 is a reduction of $11.3 million.

Use of estimates

   Preparation of financial statements in conformity with U.K. GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses for an accounting period. Actual results could differ from these estimates.

Goodwill arising on acquisitions

   Goodwill arising on business acquisitions being the difference between the fair value of consideration compared to the fair value of net assets acquired represents the residual purchase price after allocation to all identifiable net assets. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortization. Amortization is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 40 years. A life of more than 20 years is adopted when the directors consider the period for which the value of the underlying business acquired exceeds the value of the identifiable net assets is demonstrably longer than 20 years. Goodwill with an expected useful life of more than 20 years is reviewed annually for any impairment, by comparing carrying value with discounted cashflows.

Joint ventures

   A joint venture is an entity in which the Group has a long term interest and shares control with one or more co-venturers. Joint ventures are stated at P&O Princess Cruises' share of underlying net assets. P&O Princess Cruises' share of the profits or losses of joint ventures is included in the consolidated profit and loss account on an equity accounting basis.

Investments

   Investments in subsidiary undertakings are held at cost less provisions for impairment.

   Shares in P&O Princess Cruises plc held for the purpose of long term incentive plans (LTIPs) are held within fixed asset investments. To the extent that these shares have been identified for bonus awards, provision is made for the difference between the book value of these shares and their residual value, if any.

Tangible fixed assets

   Ships are stated at cost less accumulated depreciation. Subsequent ship improvement costs are capitalized as additions to the ship, while costs of repairs and maintenance accounted for as dry docking costs.

   Properties and other fixed assets, including computer hardware and software, are stated at cost less accumulated depreciation.

   Interest incurred in respect of payments on account of assets under construction is capitalized to the cost of the assets concerned.

   Depreciation is calculated to write off the cost to estimated residual value on a straight line basis over the expected useful life of the asset concerned as follows:

                         Cruise ships......   30 years
                         Freehold buildings   40 years
                         Other fixed assets 3-16 years

   Freehold land and ships under construction are not depreciated.

Dry-docking costs

   Dry-docking costs are capitalized and expensed on a straight line basis to the date of the next scheduled drydock.

Impairment of fixed assets

   P&O Princess Cruises reviews all fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable based on estimated future cash flows. Provision for impairment in value of fixed assets is made in the profit and loss account.

Stocks

   Stocks consist of provisions, supplies, fuel and gift shop merchandise and are stated at the lower of cost or net realizable value.

Cash and borrowings

   Cash and cash equivalents consist of cash, money market deposits and certificates of deposit. All cash equivalents have original maturities of 90 days or less. Cash and cash equivalents at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Turnover

   Turnover comprises sales to third parties (excluding VAT and similar sales taxes). Turnover includes air and land supplements and on board sales and is taken before deducting travel agents' commission.

   Deposits received on sales of cruises are initially recorded as deferred income and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis over the period of the cruise.

Marketing and promotion costs

   Marketing and promotion costs are expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

Leases

   Assets acquired under finance leases are capitalized and the outstanding future lease obligations are shown in creditors. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

Pension costs

   Contributions in respect of defined contribution pension plans are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension plans are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees, and is calculated with the advice of an independent qualified actuary, using the projected unit method. This is in accordance with Statement of Standard Accounting Practice 24, 'Accounting for pension costs' the basis on which the Group accounts for pension costs. Additional disclosure as required by FRS 17 is also provided.

Deferred taxation

   Deferred tax is recognized without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Derivatives and other financial instruments

   P&O Princess Cruises uses currency swaps, interest rate swaps and forward currency contracts to manage its exposure to certain foreign currency and interest rate risks and to hedge its major capital expenditure or lease commitments by businesses in currencies other than their functional currency. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

Foreign currencies

   The functional and reporting currency of the Group is the U.S. dollar as the majority of its trade and assets are denominated in that currency. Transactions in currencies other than a business' functional currency are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, and joint ventures which have functional currencies other than U.S. dollars are translated into U.S. dollars at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

   Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, and joint ventures which have currencies of operation other than U.S. dollars and any related loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2    Segmental analysis

   P&O Princess Cruises has a single business of operating cruise ships and related landside assets under various brand names including; Princess Cruises, P&O Cruises, Swan Hellenic, Ocean Village, AIDA, A'ROSA and P&O Cruises (Australia). These brand names are marketed by operations in North America, Europe and Australia.

                                        2002    2001    2000
                                       U.S.$m  U.S.$m  U.S.$m
                                       ------- ------- -------
                  Turnover (by origin)
                  North America....... 1,698.8 1,754.9 1,796.7
                  Europe and Australia   828.0   696.1   627.2
                                       ------- ------- -------
                                       2,526.8 2,451.0 2,423.9
                                       ======= ======= =======

   Turnover in Europe and Australia includes turnover in relation to the United Kingdom of $525.8m (2001 $476.3m, 2000 $454.0m).

                                                    2002    2001    2000
                                                   U.S.$m  U.S.$m  U.S.$m
                                                   ------  ------  ------
     Total operating profit
     North America................................  292.5   254.1   279.6
     Europe and Australia.........................  123.2   107.3    94.0
     Exceptional transaction costs................ (117.0)     --      --
                                                   ------   -----   -----
                                                    298.7   361.4   373.6
                                                   ======   =====   =====
     Depreciation and amortization................
        North America.............................  114.9   102.1   100.4
        Europe and Australia......................   59.0    46.0    44.2
                                                   ------   -----   -----
                                                    173.9   148.1   144.6
                                                   ======   =====   =====
     Profit on ordinary activities before interest
     North America................................  292.5   252.2   279.8
     Europe and Australia.........................  124.4   107.3    87.3
     Exceptional transaction costs................ (117.0)     --      --
                                                   ------   -----   -----
                                                    299.9   359.5   367.1
                                                   ======   =====   =====
     Which is stated after crediting/(charging):..
     Non-operating items..........................
        North America.............................     --    (1.9)    0.2
        Europe and Australia......................    1.2      --    (6.7)
                                                   ------   -----   -----
                                                      1.2    (1.9)   (6.5)
                                                   ======   =====   =====

   Non-operating items for Europe and Australia include a $1.2m profit on a sale of an investment (2001 $1.9m, 2000 $6.0m loss on disposal of vessels).

                                                                       2002      2001     2000
                                                                      U.S.$m    U.S.$m   U.S.$m
                                                                     --------  --------  -------
Capital additions
North America.......................................................  1,107.2     618.5    500.1
Europe and Australia................................................    223.5      57.9    321.2
                                                                     --------  --------  -------
                                                                      1,330.7     676.4    821.3
                                                                     --------  --------  -------

                                                                       2002      2001
                                                                      U.S.$m    U.S.$m
Net operating assets excluding goodwill and ships under construction
North America.......................................................  2,606.6   2,599.0
Europe and Australia................................................  1,728.7     902.0
                                                                     --------  --------
                                                                      4,335.3   3,501.0
                                                                     --------  --------

                                                                       2002      2001
                                                                      U.S.$m    U.S.$m
                                                                               Restated
                                                                               (note 1)
The net operating assets are reconciled to net assets as follows:
Net operating assets................................................  4,335.3   3,501.0
Goodwill............................................................    127.1     112.9
Ships under construction............................................    907.4     508.0
Group share of joint ventures' non operating assets.................      3.5       8.6
Net borrowings...................................................... (2,471.9) (1,436.4)
Corporation tax and deferred tax....................................    (66.6)    (43.7)
Dividends payable...................................................    (20.8)    (20.8)
                                                                     --------  --------
Net assets                                                            2,814.0   2,629.6
                                                                     --------  --------
Total assets
North America.......................................................  3,914.7   3,411.0
Europe and Australia................................................  2,417.0   1,458.7
                                                                     --------  --------
                                                                      6,331.7   4,869.7
                                                                     --------  --------

3  Operating costs
                                                                       2002      2001     2000
                                                                      U.S.$m    U.S.$m   U.S.$m
                                                                     --------  --------  -------
Direct operating costs..............................................  1,576.6   1,584.1  1,558.0
Selling and administration expenses.................................    477.6     357.5    348.2
Depreciation and amortization.......................................    173.9     148.1    144.6
                                                                     --------  --------  -------
                                                                      2,228.1   2,089.7  2,050.8
                                                                     --------  --------  -------

                                                                       2002      2001     2000
                                                                      U.S.$m    U.S.$m   U.S.$m
Operating costs include:............................................
Advertising and promotion costs.....................................    145.8     149.4    139.4
Exceptional transaction costs.......................................    117.0        --       --
Operating lease costs:..............................................
   Ships............................................................     20.9      18.6     13.3
   Property.........................................................     14.2      11.2     10.5
   Other............................................................      3.3       3.3      2.9
Auditors' remuneration:.............................................
Audit...............................................................      0.9       0.8      0.8
Stock exchange reporting............................................      2.6       1.8       --
                                                                     --------  --------  -------
                                                                          3.5       2.6      0.8
Tax advice..........................................................      3.1       3.5      5.1
Other non-audit fees................................................      0.2       0.5      0.2
                                                                     --------  --------  -------
Total fees paid to the auditors and their associates................      6.8       6.6      6.1
                                                                     --------  --------  -------

   Of the $5.9m (2001 $5.8m, 2000 $5.3m) charged for non-audit services provided by the Company's auditors $4.5m (2001 $3.8m, 2000 $0.1m) was for services in the UK. The audit fee of the Company was $0.2m (2001 $0.2m, 2000 $0.2m).

   Transaction costs of $117.0m consist of the $62.5m break-fee relating to the Royal Caribbean proposed transaction together with $54.5m legal and professional fees in connection with this transaction and the Proposed Carnival transaction.

4    Net interest payable and similar items

                                                 2002    2001   2000
                                                U.S.$m  U.S.$m U.S.$m
                                                ------  ------ ------
          Interest payable on:.................
             Bank loans and overdrafts......... (111.1) (98.9) (35.6)
             Loans from P&O....................     --     --  (39.7)
                                                ------  -----  -----
                                                (111.1) (98.9) (75.3)
          Interest capitalized.................   31.0   33.1   23.5
          Interest receivable on other deposits    6.0    7.7    2.5
                                                ------  -----  -----
                                                 (74.1) (58.1) (49.3)
          Joint ventures.......................    0.1    0.1    0.2
                                                ------  -----  -----
                                                 (74.0) (58.0) (49.1)
                                                ------  -----  -----

   Interest capitalized relates to tangible fixed assets under construction. The capitalization rate is based on the weighted average of interest rates applicable to the Group's borrowings (excluding loans for specific purposes) during each year. The aggregate interest capitalized at each year end was:

                                    2002   2001   2000
                                   U.S.$m U.S.$m U.S.$m
                                   ------ ------ ------
                        Ships..... 204.1  173.4  140.8
                        Properties   4.4    4.1    3.5
                                   -----  -----  -----
                                   208.5  177.5  144.3
                                   -----  -----  -----

5  Taxation

                                                       2002    2001     2000
                                                      U.S.$m  U.S.$m   U.S.$m
                                                             Restated Restated
                                                             (note 1) (note 1)
  The taxation (charge)/credit is made up as follows:
  Current taxation:..................................
     UK Corporation tax..............................  (0.2)      --      --
     Overseas taxation............................... (16.4)  (110.8)  (40.2)
                                                      -----   ------   -----
                                                      (16.6)  (110.8)  (40.2)
     Deferred taxation:..............................
     Origination/reversal of timing differences......  (0.5)   192.5   (17.2)
                                                      -----   ------   -----
                                                      (17.1)    81.7   (57.4)
                                                      =====   ======   =====


                                                                               2002    2001     2000
                                                                              U.S.$m  U.S.$m   U.S.$m
                                                                                     Restated Restated
The current taxation charge is reconciled to the UK standard rate as follows:        (note 1) (note 1)
                 Profit on ordinary activities before tax.................... 225.9    301.5   318.0
                                                                              -----   ------   -----
                 Notional tax charge at UK standard rate.....................
                  (2002: 30.0%; 2001: 30.0%; 2000: 30.0%).................... (67.8)   (90.5)  (95.4)
                 Effect of overseas taxes at different rates.................  61.4     59.9    41.0
                 Permanent differences....................................... (17.1)   (80.2)   (2.7)
                 Effect of tonnage tax.......................................   6.9       --      --
                 Other.......................................................    --       --    16.9
                                                                              -----   ------   -----
                                                                              (16.6)  (110.8)  (40.2)
                                                                              =====   ======   =====

   There was no charge or credit in respect of profits and losses on sale of ships and other fixed assets. The effective tax rate for the Group is expected to remain low following entry into the UK tonnage tax regime. The exceptional transaction costs had no effect on the tax charge for the year.

6  Dividends

                                                                       2002   2001   2000
                                                                      U.S.$m U.S.$m U.S.$m
                                                                      ------ ------ ------
Dividends paid, declared, proposed and accrued are as follows:.......
Equity share capital.................................................
First interim paid 3 cents per share (2001: 3 cents, 2000: nil)......  20.8   20.8    --
Second interim paid 3 cents per share (2001: 3 cents, 2000: nil).....  20.8   20.8    --
Third interim paid 3 cents per share (2001: 3 cents, 2000: nil)......  20.8   20.8    --
Fourth interim proposed at 3 cents per share (2001: nil, 2000: nil)..  20.8    --     --
Final proposed at nil cents per share (2001: 3 cents, 2000: 12 cents)   --    20.8   83.1
                                                                       ----   ----   ----
                                                                       83.2   83.2   83.1
                                                                       ====   ====   ====

7  Earnings per ordinary share

                                                          2001     2000
                                                        Restated Restated
                                                   2002 (note 1) (note 1)
      Weighted average number of shares (million)
      Basic...................................... 692.4    691.5    684.2
      Dilutive shares............................   3.2      3.3       --
                                                  -----    -----    -----
      Diluted.................................... 695.6    694.8    684.2
                                                  =====    =====    =====

                                     Basic Diluted         Basic  Diluted         Basic Diluted
                                     cents  cents          cents   cents          cents  cents
                                      per    per            per     per            per    per
                              U.S.$m share  share  U.S.$m  share   share   U.S.$m share  share
Basic earnings............... 208.8  30.2   30.0    383.1   55.4     55.1   258.0  37.7  37.7
Exceptional transaction costs 117.0  16.9   16.8       --     --       --      --    --    --
Exceptional tax items........    --    --     --    (97.5) (14.1)   (14.0)     --    --    --
Adjusted earnings............ 325.8  47.1   46.8    285.6   41.3     41.1   258.0  37.7  37.7

   The weighted average number of shares for the period up to October 23, 2000 represents the number of shares issued on demerger. The weighted average number of shares has been adjusted for shares in the Company held by the employee benefit trust for the satisfaction of incentive scheme awards that have not vested unconditionally.

   Each ADS represents an interest in four ordinary shares.

   The dilutive shares relate to ordinary shares to be issued on the exercise of employee share options.

   Adjusted earnings per share reflects the elimination of exceptional transaction costs of $117.0m in 2002 and exceptional tax items of $97.5m in 2001, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5m and tax charges arising from internal corporate restructuring of $95.0m.

8  Goodwill

                                                      U.S.$m
                                                      ------
                    Cost
                    Cost at December 31, 2001........ 128.5
                    Exchange movements...............  20.9
                                                      -----
                    Cost at December 31, 2002........ 149.4
                                                      =====
                    Amortization
                    Amortization at December 31, 2001 (15.6)
                    Exchange movements...............  (2.4)
                    Amortization charge for year.....  (4.3)
                                                      -----
                    Amortization at December 31, 2002 (22.3)
                                                      =====
                    Net book value
                    At December 31, 2002............. 127.1
                                                      =====
                    At December 31, 2001............. 112.9
                                                      =====

   $128.0m of goodwill costs in respect of AIDA is being amortized over 40 years as the directors consider that 40 years represents the useful economic life of that business. All other goodwill is amortized over 20 years.

9  Ships

                                              Owned   Leased  Total
                                              U.S.$m  U.S.$m  U.S.$m
                                             -------  ------ -------
           Costs
           Cost at December 31, 2001........ 4,739.0     --  4,739.0
           Exchange movements...............   222.8     --    222.8
           Additions........................ 1,157.4  148.1  1,305.5
                                             -------  -----  -------
           Cost at December 31, 2002........ 6,119.2  148.1  6,267.3
                                             =======  =====  =======
           Depreciation
           Depreciation at December 31, 2001  (700.6)    --   (700.6)
           Exchange movements...............   (43.3)    --    (43.3)
           Charge for year..................  (142.8)  (0.6)  (143.4)
                                             -------  -----  -------
           Depreciation at December 31, 2002  (886.7)  (0.6)  (887.3)
                                             =======  =====  =======
           Net book value
           At December 31, 2002............. 5,232.5  147.5  5,380.0
                                             =======  =====  =======
           At December 31, 2001............. 4,038.4     --  4,038.4
                                             =======  =====  =======

   Ships under construction included above totalled $907.4m (2001 $508.0m). Included within ships under construction at December 31, 2002 is the final payment in respect of Coral Princess which was delivered in December 2002, but did not enter operational service until January 2003.

10 Properties and other fixed assets

                                                       Office
                                                     equipment,
                                                     plant and
                                           Freehold    motor
                                          Properties  vehicles  Total
                                            U.S.$m     U.S.$m   U.S.$m
                                          ---------- ---------- ------
        Cost
        Cost at December 31, 2001........   123.7       214.7    338.4
        Exchange movements...............      --         5.1      5.1
        Additions........................     5.2        20.0     25.2
                                            -----      ------   ------
        Cost at December 31, 2002........   128.9       239.8    368.7
                                            =====      ======   ======
        Depreciation
        Depreciation at December 31, 2001    (5.9)      (84.5)   (90.4)
        Exchange movements...............      --        (2.7)    (2.7)
        Charge for the year..............    (3.4)      (22.8)   (26.2)
                                            -----      ------   ------
        Depreciation at December 31, 2002    (9.3)     (110.0)  (119.3)
                                            =====      ======   ======
        Net book value
        At December 31, 2002.............   119.6       129.8    249.4
                                            =====      ======   ======
        At December 31, 2001.............   117.8       130.2    248.0
                                            =====      ======   ======

   The book value of freehold land is $3.4m (2001 $3.4m), which is not depreciated.

11 Investments

                                           Own
                                          shares  Joint      Other
                                           held  ventures investments Total
                                          U.S.$m  U.S.$m    U.S.$m    U.S.$m
                                          ------ -------- ----------- ------
   Cost or valuation at December 31, 2001   5.0    8.8        6.9      20.7
   Exchange movements....................   0.5      -       (0.4)      0.1
   Disposals.............................  (1.1)     -       (1.9)     (3.0)
                                           ----    ---       ----      ----
   Cost or valuation at December 31, 2002   4.4    8.8        4.6      17.8
                                           ----    ---       ----      ----
   Provision at December 31, 2001........  (1.7)     -          -      (1.7)
   Exchange movements....................  (0.2)     -          -      (0.2)
   Disposals.............................   1.1      -          -       1.1
   Charge for year.......................  (0.7)     -          -      (0.7)
                                           ----    ---       ----      ----
   Provision at December 31, 2002........  (1.5)     -          -      (1.5)
                                           ----    ---       ----      ----
   Net book value
   At December 31, 2002..................   2.9    8.8        4.6      16.3
                                           ----    ---       ----      ----
   At December 31, 2001..................   3.3    8.8        6.9      19.0
                                           ====    ===       ====      ====

   As at December 31, 2002 the P&O Princess Cruises Employee Benefit Trust held 1,540,483 (2001: 1,981,616) shares in P&O Princess Cruises, with an aggregate nominal value of $1m. At December 31, 2002 the market value of these shares was $10.7m (2001 $11.5m). If they had been sold at this value there would have been no tax liability (2001 nil) on the capital gain arising from the sale.

   The Ms Arkona was sold by the owner Ms Arkona GmbH & Co KG to Trans Ocean Tours on January 30, 2002. A profit of $1.2m was made on this transaction.

   The principal joint ventures are P&O Travel Limited (Hong Kong) and Joex Limited. P&O Travel Limited (Hong Kong) is a travel agency incorporated in Hong Kong in which P&O Princess Cruises had a 50% interest at December 31, 2002.

   P&O Princess Cruises' share of turnover for the year ended December 31, 2002 and share of gross assets and gross liabilities as at December 31, 2002 of P&O Travel Limited (Hong Kong) are as follows:

                                           2002   2001
                                          U.S.$m U.S.$m
                                          ------ ------
                        Turnover            4.9    5.6
                                           ----   ----
                        Gross assets.....   6.8    6.7
                        Gross liabilities  (3.0)  (2.9)
                                           ----   ----
                                            3.8    3.8
                                           ====   ====

   Joex Limited (Joex) is a company incorporated in the Isle of Man, in which P&O Princess Cruises had a 50% interest at December 31, 2002. Joex was incorporated during 2001 and has not traded since incorporation. P&O Princess Cruises' share of its gross assets and liabilities at December 31, 2002 were $5m and $nil respectively. On October 25, 2002, the shareholders agreed to terminate the joint venture with effect from January 1, 2003 at no cost to P&O Princess Cruises and, on January 2, 2003, P&O Princess Cruises confirmed that the joint venture had been terminated. Accordingly, the shareholders are proceeding with the dissolution of Joex.

12 Stocks

                                                 2002   2001
                                                U.S.$m U.S.$m
                                                ------ ------
                  Raw materials and consumables  45.7   39.5
                  Goods for resale.............  41.7   34.8
                                                 ----   ----
                                                 87.4   74.3
                                                 ====   ====

13 Debtors

                                                            2002   2001
                                                           U.S.$m U.S.$m
                                                           ------ ------
        Amounts recoverable within one year...............
           Trade debtors..................................  66.4   45.2
           Other debtors..................................  39.1   37.8
           Prepayments and accrued income................. 183.5  165.1
                                                           -----  -----
        Total amounts recoverable within one year          289.0  248.1
                                                           =====  =====
        Amounts recoverable after more than one year......
           Other debtors..................................   0.1    0.4
           Prepayments and accrued income.................  20.3    8.2
                                                           -----  -----
        Total amounts recoverable after more than one year  20.4    8.6
                                                           -----  -----
        Total debtors                                      309.4  256.7
                                                           =====  =====

14   Creditors

                                                              2002      2001
                                                             U.S.$m    U.S.$m
                                                            --------  --------
 Amounts falling due within one year
    Overdrafts.............................................    (14.5)    (16.7)
    Bank loans.............................................    (98.0)   (158.4)
    Finance lease creditors................................     (7.8)       --
    Trade creditors........................................   (184.2)   (147.2)
    Corporation tax........................................    (54.8)    (32.4)
    Other creditors........................................     (5.5)     (3.8)
    Accruals...............................................   (134.4)   (108.9)
    Deferred income........................................   (467.2)   (337.1)
    Dividends payable......................................    (20.8)    (20.8)
                                                            --------  --------
                                                              (987.2)   (825.3)
                                                            ========  ========
                                                              2002      2001
 Amounts falling due after more than one year                U.S.$m    U.S.$m
 Bank loans, finance lease creditors, loan notes and bonds:
 Between one and five years................................
    U.S. dollar bonds 2007.................................   (302.7)       --
    Bank loans.............................................   (790.9)   (131.4)
    Finance lease creditors................................   (119.5)       --
 Over five years...........................................
    U.S. dollar notes 2008.................................   (107.8)   (107.8)
    U.S. dollar notes 2010.................................    (91.6)    (91.0)
    U.S. dollar notes 2015.................................    (69.8)    (69.5)
    U.S. dollar notes 2016.................................    (41.9)    (41.9)
    U.S. dollar bonds 2007.................................       --    (280.8)
    U.S. dollar bonds 2027.................................   (189.5)   (189.4)
    Sterling bond 2012.....................................   (317.6)   (285.8)
    Bank loans.............................................   (482.4)   (184.1)
 Accruals and deferred income..............................     (3.1)    (11.4)
                                                            --------  --------
                                                            (2,516.8) (1,393.1)
                                                            ========  ========

   Bank loans and overdrafts include amounts of $840.5m (2001 $368.6m) secured on ships and other assets. Further details of interest rates on bank borrowings are given in note 26. $1,118.6m principal value of notes and bonds (2001:
$1,086.8m) are unconditionally guaranteed by P&O Princess Cruises International Limited. At the year end P&O Princess Cruises plc had no independent operations and P&O Princess Cruises International Limited was the sole direct operating subsidiary of P&O Princess Cruises plc.

   The maturity of bank loans, loan notes, bonds, finance lease creditors and overdrafts is as follows:

                                              2002      2001
                                             U.S.$m    U.S.$m
                                            --------  --------
                 Within one year...........   (120.3)   (175.1)
                 Between one and two years.    (72.9)    (53.4)
                 Between two and five years (1,140.2)    (78.0)
                 Between five and ten years   (860.0)   (616.8)
                 Over ten years............   (440.6)   (633.5)
                                            --------  --------
                                            (2,634.0) (1,556.8)
                                            ========  ========

15 Provisions for liabilities and charges

                                            Deferred
                                            Taxation           Total
                                             U.S.$m   Other    U.S.$m
                                            Restated  U.S.$m  Restated
                                            (note 1)          (note 1)
         At December 31, 2001..............       --   (10.4)    (10.4)
         Prior year adjustment (note 1)....    (11.3)     --     (11.3)
                                               -----   -----     -----
         At December 31, 2001 (as restated)    (11.3)  (10.4)    (21.7)
         Exchange differences..............       --    (1.8)     (1.8)
         Release...........................       --    10.7      10.7
         Charged to profit and loss........     (0.5)   (0.4)     (0.9)
                                               -----   -----     -----
         At December 31, 2002..............    (11.8)   (1.9)    (13.7)
                                               =====   =====     =====

   During 2001 P&O Princess Cruises elected to enter the UK tonnage tax regime which eliminated future potential tax liabilities on its profits in the UK. The regime includes provision whereby a proportion of capital allowances previously claimed by the Group may be subject to tax in the event that a significant number of vessels are sold and not replaced. This contingent liability decreases over the first seven years following entry into tonnage tax to nil. The contingent tax liability at December 31, 2002 was $186.3m (2001: $262.0m) assuming all vessels on which capital allowances had been claimed were sold for net book value and not replaced. No provision has been made as no liability is expected to arise.

   $10.7m of contingent consideration, payable in cash in relation to the purchase of 49% of AIDA Cruises Limited in November 2000 has been released as the condition requiring its payment did not arise. The total estimated amount contingently payable is unchanged, but the whole of the remaining consideration is payable in cash or shares at the Company's option, and therefore an adjustment has been made to shares to be issued.

   Deferred taxation comprises:

                                                 2002    2001
                                                U.S.$m  U.S.$m
                                                       Restated
                                                       (note 1)
                 Accelerated capital allowances   11.8     11.3
                                                  ====     ====

   Distributable reserves of overseas subsidiaries and joint ventures comprising approximately $1,417.3m (2001: $1,197.5m) would be subject to tax if paid as dividends. No deferred taxation is provided in respect of these.

16 Called up share capital

   The authorized share capital is 750,000,000 ordinary shares of 50 U.S. cents each, 49,998 preference shares of (Pounds)1 each and 2 subscriber shares of (Pounds)1.

   The allotted, called up and fully paid ordinary share capital is as follows:

                                         No of Shares U.S.$m
                                         ------------ ------
                    At December 31, 2001 692,643,428  346.3
                    Shares issued.......     829,191    0.4
                                         -----------  -----
                    At December 31, 2002 693,472,619  346.7
                                         ===========  =====

   During 2002, the Company issued 829,191 ordinary shares of 50 U.S. cents each following the exercise of share options for total consideration of $3.9m.

   The preference shares, which have been allotted but not issued, are entitled to a cumulative fixed dividend of 8% per annum and are entitled to one vote per share. The preference shares rank behind other classes of shares in relation to the payment of capital on certain types of distributions of the Company. The subscriber shares have no dividend rights nor voting rights nor any rights to payment of capital upon a distribution of assets by the Company. The preference shares and subscriber shares are unlisted.

   Details of options over ordinary shares granted to employees are given in note 21. Details of contingent rights to shares in relation to the acquisition of subsidiaries are given in note 17.

17 Reserves

                                                                Profit
                                        Share                     and
                                       premium  Other   Merger   loss
                                       account reserves reserve account   Total
                                       U.S.$m   U.S.$m  U.S.$m  U.S.$m    U.S.$m
                                       ------- -------- ------- -------  -------
At December 31, 2001..................   0.2     82.4    910.3  1,301.5  2,294.4
Prior year adjustment (note 1)........    --       --       --    (11.3)   (11.3)
                                         ---     ----    -----  -------  -------
At December 31, 2001 (as restated)....   0.2     82.4    910.3  1,290.2  2,283.1
Exchange movements....................    --       --       --     44.2     44.2
Other.................................    --     10.7       --       --     10.7
Issue of shares.......................   3.5       --       --       --      3.5
Retained profit for the financial year    --       --       --    125.6    125.6
                                         ---     ----    -----  -------  -------
At December 31, 2002..................   3.7     93.1    910.3  1,460.0  2,467.1
                                         ===     ====    =====  =======  =======

   Other reserves represent the difference between the market and nominal value of shares issued as initial consideration of $35.6m together with the estimated value of outstanding consideration ($57.5m) in respect of the purchase of 49% of AIDA Cruises Limited in November 2000. The shares issued in respect of the initial consideration have been accounted for in accordance with the merger relief provisions of the Companies Act 1985. The outstanding consideration is mainly dependent on the future results of the Seetours business and may be payable between 2003 and 2006. The Company has the option to settle the outstanding consideration in either cash or new P&O Princess Cruises plc ordinary shares. The purchase agreement provides that in the event of a change in control of P&O Princess Cruises plc payment of the outstanding consideration can be accelerated by the vendor of AIDA Cruises Limited. In such an event, the minimum amount payable would be approximately (Euro)59 million ($61.9 million), payable in cash.

18 Equity minority interests

                                                                   2002
                                                                  U.S.$m
                                                                  ------
       At December 31, 2001......................................    0.2
       Proportion of profit on ordinary activities after taxation     --
                                                                     ---
       At December 31, 2002......................................    0.2
                                                                     ===

19   Notes to the consolidated cash flow statement

 (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                              2002      2001     2000
                                                             U.S.$m    U.S.$m   U.S.$m
                                                            --------  --------  ------
Group operating profit.....................................    298.7     361.3   373.1
Depreciation and amortization..............................    173.9     148.1   144.6
Increase in stocks.........................................    (11.1)    (11.6)   (1.6)
(Increase)/decrease in debtors.............................    (31.5)     42.2   (40.8)
Increase/(decrease) in creditors and provisions............    146.1     (33.0)   57.0
                                                            --------  --------  ------
Net cash inflow from operating activities..................    576.1     507.0   532.3
                                                            ========  ========  ======

(b) Reconciliation of net cash flow to movement in net debt
                                                              2002      2001     2000
                                                             U.S.$m    U.S.$m   U.S.$m
                                                            --------  --------  ------
Increase/(decrease) in net cash in the year................     55.4    (149.4)  192.4
Cash inflow from loans to and from P&O.....................       --      (3.7) (356.2)
Cash outflow/(inflow) from changes in short term borrowings     26.1     (50.0)  (20.6)
Cash inflow from third party debt and lease financing......   (837.5)   (279.2) (187.8)
                                                            --------  --------  ------
Change in net debt resulting from cash flows...............   (756.0)   (482.3) (372.2)
Inception of finance leases................................   (129.9)       --      --
Amortization of bond issue costs...........................     (1.9)     (1.7)   (0.2)
Exchange movements in net debt.............................   (147.7)     14.6    37.5
                                                            --------  --------  ------
Movement in net debt in the year........................... (1,035.5)   (469.4) (334.9)
Net debt at the beginning of the year...................... (1,436.4)   (967.0) (632.1)
                                                            --------  --------  ------
Net debt at the end of the year............................ (2,471.9) (1,436.4) (967.0)
                                                            ========  ========  ======

(c) Analysis of net debt.......................................................

                                                 Other
                               At       Cash   non-cash  Exchange       At
                          Jan. 1, 2002  flow   movements movements Dec. 31, 2002
                             U.S.$m    U.S.$m   U.S.$m    U.S.$m      U.S.$m
                          ------------ ------  --------- --------- -------------
Cash available on demand.      120.4     53.2       --     (11.5)       162.1
Less: bank overdrafts....      (16.7)     2.2       --        --        (14.5)
                            --------   ------   ------    ------     --------
                               103.7     55.4       --     (11.5)       147.6
Short term debt..........     (158.4)    26.1     48.7     (14.4)       (98.0)
Medium and long term debt   (1,381.7)  (840.1)   (50.6)   (121.8)    (2,394.2)
Finance leases...........         --      2.6   (129.9)       --       (127.3)
                            --------   ------   ------    ------     --------
Net debt.................   (1,436.4)  (756.0)  (131.8)   (147.7)    (2,471.9)
                            ========   ======   ======    ======     ========

20  Acquisitions

   There were no significant business acquisitions during 2002.

   The business acquired during 2001 was Baste & Lange GmbH, a German procurement company. Net assets of $0.2m were acquired for $1.7m in cash, giving rise to goodwill of $1.5m with an estimated useful life of 20 years. All book values approximated to fair value at acquisition.

21 Employees

                                                       2002   2001   2000
                                                      ------ ------ ------
      The average number of employees was as follows:
      Shore staff....................................  3,654  3,623  3,567
      Sea staff...................................... 16,298 15,833 15,461
                                                      ------ ------ ------
                                                      19,952 19,456 19,028
                                                      ====== ====== ======

                                                       2002   2001   2000
                                                      U.S.$m U.S.$m U.S.$m
      The aggregate payroll costs were:..............
         Wages and salaries..........................  307.5  279.1  258.0
         Social security costs.......................   12.1   11.2   12.2
         Pension costs...............................   12.1    9.8    9.7
                                                      ------ ------ ------
                                                       331.7  300.1  279.9
                                                      ====== ====== ======

Employee Option Schemes

   Options under the P&O Princess Cruises Executive Share Option Plan (the "Option Plan") are exercisable in a period normally beginning not earlier than three years and ending no later than ten years from the date of the grant. Options granted immediately after the demerger from P&O in October 2000 to replace options over P&O deferred stock previously held by P&O Princess Cruises employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option was granted.

   Options granted to P&O Princess Cruises employees under the Option Plan are as set out below:

                                             Weighted
                                           average exercise
                                           price per share    Number of options
                                           ---------------- --------------------
                                           Shares    ADS      Shares      ADS
  Options outstanding at January 1, 2002..   293p   $17.14  6,551,662    952,717
  Options granted during the year.........   408p   $23.85  2,856,082    505,150
  Options exercised during the year.......   292p   $16.97   (613,523)   (53,917)
  Options lapsed or cancelled.............   292p       --   (171,572)        --
                                             ----    ------ ---------  ---------
  Options outstanding at December 31, 2002   318p   $19.56  8,622,649  1,403,950
                                             ====    ====== =========  =========
  Options exercisable at December 31, 2002   293p   $16.97  1,038,955     54,874
                                             ====    ====== =========  =========

   Under the proposed DLC transaction with Carnival Corporation, all the above options would vest on completion and become exercisable and any performance conditions would cease to apply (see note 29).

22 Pensions

   P&O Princess Cruises is a contributing employer to various pension schemes, including some multi-employer merchant navy industry schemes.

   In the UK, P&O Princess Cruises operates it own defined benefit pension scheme, the assets of which are managed on behalf of the trustee by independent fund managers. This scheme is closed to new membership. As at March 31, 2001, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $60.9m, representing 102 percent of the benefits accrued to members allowing for future increases in earnings. Approximately 70 percent of the scheme's assets are invested in bonds and 30 percent in equities. The principal valuation assumptions were as follows:

                                                    %
                                                   ----
                         Rate of salary increases.  4.0
                         Rate of pension increases  2.5
                         Discount rate............ 5.25
                         Expected return on assets 5.25

   The Merchant Navy Ratings Pension Fund ("MNRPF") is a defined benefit multi-employer scheme in which sea staff employed by companies within the P&O Princess Cruises group have participated. The scheme has a significant funding deficit and has been closed to further benefit accrual. Companies within the P&O Princess Cruises group, along with other employers, are making payments into the scheme under a non-binding Memorandum of Understanding to reduce the deficit. Payments by P&O Princess Cruises' group companies to the scheme in 2002 totalled $2.0m, which represented 7 percent of the total payments made by all employers. As at March 31, 2002, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $814m, representing 84 percent of the benefits accrued to members. Approximately 68 percent of the scheme's assets were invested in bonds, 25 percent in equities and 7 percent in property. The valuation assumptions were as follows:

                                                                %
                                                               ---
             Rate of salary increases......................... 4.0
             Rate of pension increases (where increases apply) 2.5
             Discount rate.................................... 5.8
             Expected return on assets........................ 5.8

   The Merchant Navy Officers Pension Fund ("MNOPF") is a defined benefit mufti-employer scheme in which officers employed by companies within the P&O Princess Cruises group have participated and continue to participate. This scheme is closed to new membership. The share of contributions being made to the scheme by P&O Princess Cruises group companies (based on the year to December 31, 2002) was approximately 7 percent. However, the extent of each participating employer's liability for any deficit in the scheme is uncertain. Accordingly, P&O Princess Cruises accounts for the scheme on a contributions paid basis, as if it were a defined contribution scheme. The scheme is divided into two sections -- the New Section and the Old Section. As at March 31, 2000, the date of the most recent formal actuarial valuation, the New Section had assets with a market value of $2,680m, representing approximately 100 percent of the benefits accrued to members. The valuation assumptions were as follows:

                                                                %
                                                               ----
             Rate of salary increases.........................  4.0
             Rate of pension increases (where increased apply)  2.5
             Discount rate.................................... 5.75
             Expected return on assets........................ 5.75

   At the date of the valuation, approximately 77 percent of the New Section's assets were invested in equities, 14 percent in bonds and 9 percent in property and cash. As a result of this asset distribution, it is expected that the fall in equity markets since March 2000 will have resulted in the New Section now showing a significant funding deficit. The estimated current position is discussed below with the additional information presented under FRS17. The Old Section has been closed to benefit accrual since 1978. As at March 31, 2000, the date of the most recent formal actuarial valuation, it had assets with a market value of $2,233m representing approximately 111 percent of the benefits accrued to members. The assets of the Old Section are substantially invested in bonds. Contributions from P&O Princess Cruises group companies to the MNOPF during the year to December 31, 2002 were U.S.$1.2m.

   P&O Princess also operates a number of smaller defined benefit schemes in the U.S. which are unfunded, other than assets in a Rabbi Trust held on the Group's balance sheet, and makes contributions to various defined contribution schemes in various jurisdictions.

   The pension charges arising from the schemes described above were:

                                                   2002   2001   2000
                                                  U.S.$m U.S.$m U.S.$m
                                                  ------ ------ ------
          The P&O Princess Cruises Pension Scheme   5.5   4.3    4.0
          Merchant Navy Pension funds............   2.8   2.7    2.7
          Overseas plans.........................   3.8   2.8    3.0
                                                   ----   ---    ---
                                                   12.1   9.8    9.7
                                                   ====   ===    ===

  In 2000 the P&O Princess Cruises Pension Scheme figure includes $3.1m in respect of payments to the P&O Pension Scheme prior to demerger in October 2000

   Differences between the amounts charged and the amounts paid by P&O Princess Cruises are included in prepayments or creditors as appropriate. At December 31, 2002 total prepayments amounted to $6.3m (2001: $7.3m), and total creditors amounted to $14.3m (2001: $13.1m), giving a net pension liability in the balance sheet of $8.0m.

Additional information presented under FRS17 'Retirement Benefits'

   Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension costs', under FRS17 'Retirement Benefits' the following additional information has been presented in respect of the P&O Princess Cruises Pension Scheme, P&O Princess Cruises' share of the MNRPF and the U.S. defined benefit schemes. In accordance with FRS17, the MNOPF is not included in this analysis as P&O Princess Cruises' share of its underlying assets and liabilities cannot be identified with certainty. However, some additional information on the overall funding position of this scheme is provided.

   The actuarial valuations of the P&O Princess Cruises schemes and P&O Princess Cruises' share of the MNRPF were updated to December 31, 2002 and 2001 by P&O Princess Cruises' qualified independent actuary. The assumptions used are best estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice. Using weighted averages, these assumptions for the UK and U.S. schemes together were:

                                                                2002 2001
                                                                 %    %
                                                                ---- ----
       Rate of increase in salaries............................ 4.1  4.1
       Rate of increase in pensions (where increases apply).... 2.5  2.5
       Discount rate........................................... 5.2  5.6
       Expected return on assets (only relevant for UK schemes) 5.1  5.5

   The aggregated assets and liabilities in the schemes as of December 31, 2002 and 2001 were:


                                                  2002             2001
                                                    Expected         Expected
                                                    rate of          rate of
                                                     return           return
                                            U.S.$m     %     U.S.$m     %
                                            ------  -------- ------  --------
  Equities.................................   42.9    5.1      34.1    5.5
  Bonds....................................   93.8    5.1      86.9    5.5
                                            ------    ---    ------    ---
  Total market value of assets.............  136.7    5.1     121.0    5.5
  Present value of the schemes' liabilities (178.0)          (146.2)
                                            ------           ------
  Net pension liability....................  (41.3)           (25.2)
                                            ======           ======

(this analysis excludes pension assets held in a Rabbi Trust of $4.8m)

   The net pension liability of $41.3m (2001: $25.2m) represents pension prepayments of $nil (2001: $7.3m) and pension liabilities of $41.3m (2001:
$32.5m). This compares with the net pension liability accounted for under SSAP 24 of $8.0m.

   On full compliance with FRS17, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognized gains and losses for these schemes for the year ended December 31, 2002 are set out below:

                                                                                2002
                                                                               U.S.$m
                                                                               ------
Analysis of amounts charged to operating profits:
Current service cost..........................................................  (7.3)
Past service costs............................................................     -
                                                                               -----
Total charged to operating profit.............................................  (7.3)
                                                                               -----
Analysis of amount credited to other finance income:
Interest on pension scheme liabilities........................................  (8.9)
Expected return on assets in the pension schemes..............................   7.0
                                                                               -----
Net charge to other finance income............................................  (1.9)
                                                                               -----
The total profit and loss charge of $9.2m compares with $12.1m under SSAP 24..
Analysis of amounts recognized in Statement of Recognized Gains and Losses ("STRGL"):
Loss on assets................................................................ (11.4)
Experience gain on liabilities................................................   9.4
Loss on change of assumptions (financial and demographic)..................... (11.8)
                                                                               -----
Total loss recognized in STRGL before adjustment for tax...................... (13.8)
                                                                               =====


                                                                      2002
    History of experience gains and losses
    Loss on scheme assets.......................................... $(11.4m)
    As a % of scheme assets at end of year.........................     8.3%
    Experience gain on scheme liabilities..........................   $9.4m
    As a % of scheme liabilities at end of year....................     5.3%
    Total actuarial loss recognized in STRGL....................... $(13.8m)
    As a % of scheme liabilities at end of year....................     7.8%

                                                                      2002
                                                                     U.S.$m
    Movement in net pension liability in the scheme during the year
    Net pension liability at January 1, 2002.......................   (25.2)
    Contributions paid.............................................     6.1
    Current service cost...........................................    (7.3)
    Other finance charge...........................................    (1.9)
    Actuarial loss.................................................   (13.8)
    Exchange.......................................................     0.8
                                                                    -------
    Net pension liability at December 31, 2002.....................   (41.3)
                                                                    =======

   It is estimated that the funding position of the MNOPF has changed significantly since the valuation as at March 31, 2000 referred to above and that the New Section is now in deficit. The Annual Report of the MNOPF for the year ended March 31, 2002 showed that the market value of the assets of the New Section at that date was $2,404m, of which 66 percent was invested in equities, 22 percent in bonds and 12 percent in property and cash. P&O Princess Cruises' actuary has estimated the deficit in the New Section at December 31, 2002 based on the estimated movement in assets since March 31, 2002 and in liabilities since March 31, 2000 and applying a discount rate to the liabilities of 5.1% in accordance with FRS17. As noted above, the extent of each employer's liability with respect to the deficit in the fund is uncertain. Based on the share of current contributions made to the scheme by the P&O Princess Cruises Group its share of the estimated deficit would be approximately U.S.$85.0m although the appropriate share of the deficit actually attributable to the P&O Princess Cruises group is believed to be lower than this.

   On full adoption of FRS17 'Retirement benefits', in future years the difference between the fair value of the assets held in the Group's defined benefit pension schemes and the value of the schemes' liabilities measured on an actuarial basis, using the projected unit method, will be recognized in the balance sheet as a pension scheme asset or liability, as appropriate, which would have a consequential effect on reserves. The carrying value of any resulting pension scheme asset would be restricted to the extent that the Group is able to recover the surplus either through reduced future contributions or refunds. The pension scheme asset or liability would be recognized net of any related deferred tax. However, this is expected to be minimal due to the tax structure of the group. Movements in the defined benefit pension scheme asset or liability would be taken to the profit and loss account or directly to reserves.

23 Related party transactions

   Mr. Horst Rahe a non-executive director of the Company has an interest in a deferred consideration arrangement relating to the Group's purchase of AIDA Cruises Limited in November 2000. Amounts provided for as at December 31, 2002 in respect of this deferred consideration were $57.5m in aggregate (2001:
U.S.$57.0m) (see note 17).

24 Commitments

Capital

                                              2002    2001
                                             U.S.$m  U.S.$m
                                             ------- -------
                    Contracted..............
                       Ships and Riverboats. 1,790.0 2,721.6
                       Other................      --     3.8
                                             ------- -------
                                             1,790.0 2,725.4
                                             ======= =======

   Capital commitments related to ships and riverboats include contract stage payments, design and engineering fees and various owner supplied items but exclude interest that will be capitalized.

   As at December 31, 2002, the Group had future capital commitments in respect of the five ocean cruise ships and two riverboats on order at that date of $1,790.0m. Of the total commitment as at December 31, 2002, it is expected that P&O Princess Cruises will incur $610.0m in 2003 and $1,180.0m in 2004.

Revenue

   The minimum annual lease payments to which P&O Princess Cruises was committed under non-cancelable operating leases were as follows:

                                Property Other  Total  Property Other  Total
                                  2002    2002   2002    2001    2001   2001
                                 U.S.$m  U.S.$m U.S.$m  U.S.$m  U.S.$m U.S.$m
   Within one year.............   10.2    12.4   22.6     9.5    21.4   30.9
   Between one and two years...    9.8    11.5   21.3     9.1     3.7   12.8
   Between two and three years.    9.8    11.8   21.6     8.9     0.4    9.3
   Between three and four years    9.7     1.9   11.6     8.8     0.5    9.3
   Between four and five years.    9.7      --    9.7     8.7     0.1    8.8
   In more than five years.....   56.6      --   56.6    59.4      --   59.4
                                 -----    ----  -----   -----    ----  -----
                                 105.8    37.6  143.4   104.4    26.1  130.5
                                 =====    ====  =====   =====    ====  =====

   Future minimum annual lease payments due within one year are analysed as follows:

                               Property Other  Total  Property Other  Total
                                 2002    2002   2002    2001    2001   2001
                                U.S.$m  U.S.$m U.S.$m  U.S.$m  U.S.$m U.S.$m
    On leases expiring:.......
    Within one year...........    0.4     0.4    0.8    0.3      8.7    9.0
    Between one and five years    0.2    12.0   12.2    0.4     12.7   13.1
    After five years..........    9.6      --    9.6    8.8       --    8.8
                                 ----    ----   ----    ---     ----   ----
                                 10.2    12.4   22.6    9.5     21.4   30.9
                                 ====    ====   ====    ===     ====   ====

   In addition to the above, at December 31, 2002 we had future commitments to pay for our usage of certain port facilities as follows:

                                                  U.S.$m
                       Within one year...........    6.4
                       Between one and five years   27.4
                       After five years..........    5.6
                                                    ----
                                                    39.4
                                                    ====

25 Contingent liabilities

   P&O Princess Cruises has provided counter indemnities of $213.4m (2001:
$179.7m) relating to bonds provided by third parties in support of P&O Princess Cruises' obligations arising in the normal course of business. Generally these bonds are required by travel industry regulators in the various jurisdictions in which P&O Princess Cruises operates.

   An Italian subsidiary of P&O Princess Cruises made a claim for a tax allowance for the 1995 financial year under the Italian Tremonti law, reducing taxable profits by just over 250 billion Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of (Euro)70.7m ($74 million) with penalties of (Euro)70.7m ($74 million) on the grounds that the subsidiary had finance leased, rather than chartered, the vessel and therefore did not qualify for such an allowance. The Italian subsidiary has appealed against the assessment and the outcome of court proceedings in the Low Tax Court of Palermo is awaited. The P&O Princess Cruises board, which has been so advised by its Italian advisers, believes that the relevant assets were owned and not the subject of a finance lease and that the allowance is due.

   Princess Cruises is party to a purported class action litigation relating to alleged inappropriate assessing of passengers with certain port charges in addition to their cruise fare. The plaintiffs have not claimed a specific damage amount but settlement of this litigation had been agreed in principle with the plaintiffs for coupons for future travel in amounts between $5 and $24 with a total face value of approximately $13.4 million. However, on January 17, 2002, a Los Angeles Superior Court Judge ruled that he would not consider the class-wide settlement agreed by the parties on the grounds that he had previously ruled that there was no appropriate class. As a result of this ruling, the case remains pending. Notwithstanding this development, the P&O Princess Cruises board does not believe that a material liability will arise with respect to this case and no provision has been made in the accounts for this contingency. However, if there is a settlement, there can be no guarantee that it would be of an amount previously indicated.

   In the normal course of business, various other claims and lawsuits have been filed or are pending against P&O Princess Cruises. The majority of these claims and lawsuits are covered by insurance. P&O Princess Cruises management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on P&O Princess Cruises' financial statements.

26  Financial instruments

   P&O Princess Cruises uses financial instruments to finance its operations. The financial instruments held by P&O Princess Cruises include cash, overdrafts, bonds and loans. Derivative financial instruments are used to manage the currency and interest rate risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally currency swaps, interest rate swaps and forward currency contracts.

   The main financial risks to which P&O Princess Cruises is exposed are summarized below. No transactions of a speculative nature are undertaken.

   The accounting policies for financial instruments are described in note 1.

   For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable or payable, loans, bank overdrafts and short term borrowings, in accordance with FRS13.

Foreign currency risk

   P&O Princess Cruises has international business operations. Its principal operating currency is the U.S. dollar, but it also operates in a number of other currencies, the most important of which are sterling and the euro. In general, P&O Princess Cruises' profits and shareholders' funds benefit if sterling or the euro are strong against the U.S. dollar. The U.S. dollar/sterling and the U.S. dollar/euro exchange rates at the respective period ends were:

                                      Average
                                  exchange rates     Period end
                                 for periods ended exchange rates
                                 ----------------- --------------
              December 31, 2002.
                 U.S.$:(Pounds).       1.504           1.609
                 U.S.$:euro.....       0.941           1.049
              December 31, 2001.
                 U.S.$:(Pounds).       1.440           1.450
                 U.S.$:euro.....       0.894           0.897

   Approximately 40% of P&O Princess Cruises' net operating assets are denominated in non U.S. dollar currencies with the result that P&O Princess Cruises' U.S. dollar consolidated balance sheet, and in particular shareholders' funds, can be affected by currency movements. P&O Princess Cruises' partially mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of financial liabilities by currency is shown below.

   In addition, approximately 30% of P&O Princess Cruises' operating profit is currently generated by businesses with functional currencies other than U.S. dollars. The results of these businesses are translated into U.S. dollars at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by some interest costs being incurred in non U.S. dollar currencies.

   P&O Princess Cruises' businesses generally generate their turnover and incur costs in their main functional currency. Exceptions to this include:

   . Princess Cruises generates some revenue in Canadian dollars and in sterling.

   .  Princess Cruises incurs some costs in euros.

   . U.K., German and Australian businesses incur costs in U.S.$, including fuel and some crew costs.

   The following table shows P&O Princess Cruises' currency exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of P&O Princess Cruises that are not denominated in the functional currency of the operating unit concerned, excluding certain non U.S. dollar borrowings treated as hedges of net investments in non U.S. dollar functional currency operations.

                                        Net foreign currency monetary assets/(liabilities)
                                        U.S. Dollar      Sterling   Euro    Other   Total
                                        -----------      --------  ------  ------  ------
                                           U.S.$m         U.S.$m   U.S.$m  U.S.$m  U.S.$m
Functional currency of Group operation:
   U.S. dollars                                  --         (26.4)   (5.0)  (20.5)  (51.9)
   Sterling                                      --            --    (0.6)    0.7     0.1
   Other                                        0.7            --      --     2.2     2.9
                                        -----------      --------  ------  ------  ------
   Total at December 31, 2002                   0.7         (26.4)   (5.6)  (17.6)  (48.9)
                                        ===========      ========  ======  ======  ======
Functional currency of Group operation:
   U.S. dollars                                  --          (0.9)   (2.1)    5.7     2.7
   Sterling                                    (0.9)           --      --      --    (0.9)
                                        -----------      --------  ------  ------  ------
Total at December 31, 2001.............        (0.9)         (0.9)   (2.1)    5.7     1.8
                                        ===========      ========  ======  ======  ======

Interest rate risk

   The interest rate profile of the financial liabilities of P&O Princess Cruises is set out in the table below:

                                                                Weighted   Average
                                                                 average     time
                                                                interest     over
                                        Variable                rate for    which
                                          rate     Fixed rate  fixed rate  interest
                                        financial   financial   financial  rate is
                                Total  liabilities liabilities liabilities  fixed
                               ------- ----------- ----------- ----------- --------
                               -------   -------     ------    -----------  ------
                               U.S.$m    U.S.$m      U.S.$m         %       months
Currency:.....................
   U.S. dollars                1,309.6     880.7      428.9        5.4       176.5
   Sterling                      759.9     291.1      468.8        7.2        93.3
   Euro                          564.5     514.5       50.0        4.6        28.0
                               -------   -------     ------        ---      ------
   Total at December 31, 2002  2,634.0   1,686.3      947.7        6.3       127.5
                               =======   =======     ======        ===      ======
Currency:.....................
   U.S. dollars                  713.1     412.4      300.7        7.7       260.0
   Sterling                      753.4     293.9      459.5        7.2       103.0
   Euro                           90.3      90.3          -          -           -
                               -------   -------     ------        ---      ------
   Total at December 31, 2001  1,556.8     796.6      760.2        7.4       165.1
                               =======   =======     ======        ===      ======

   The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for U.S. dollar, sterling and euro borrowings.

   The interest rate profile of the financial assets of P&O Princess Cruises is set out in the table below:

                                                                 Weighted  Average
                                            Financial            average     time
                                            assets on            interest    over
                                  Variable  which no    Fixed    rate for   which
                                    rate    interest    rate    fixed rate interest
                                  financial    is     financial financial  rate is
                           Total   assets   received   assets     assets    fixed
                           ------ --------- --------- --------- ---------- --------
                           U.S.$m  U.S.$m    U.S.$m    U.S.$m       %       months
                           ------ --------- --------- --------- ---------- --------
Currency:
 U.S. dollars.............  54.9     35.5     19.4        --        --         --
 Sterling................. 100.9     95.4      5.5        --        --         --
 Euro.....................   2.8      1.5      1.3        --        --         --
 Other....................   8.1      7.6      0.5        --        --         --
                           -----    -----     ----       ---       ---       ----
Total at December 31, 2002 166.7    140.0     26.7        --        --         --
                           =====    =====     ====       ===       ===       ====
Currency:.................
 U.S. dollars.............  16.0      1.5     14.5        --        --         --
 Sterling.................  81.2     73.4      7.8        --        --         --
 Euro.....................   8.4      6.4       --       2.0       6.0       48.0
 Other....................  21.7     20.3      1.4        --        --         --
                           -----    -----     ----       ---       ---       ----
Total at December 31, 2001 127.3    101.6     23.7       2.0       6.0       48.0
                           =====    =====     ====       ===       ===       ====

   The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable money market deposit rates. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets.

Liquidity risk

   At December 31, 2002 P&O Princess Cruises had committed financing arranged of $1,210m (2001: $1,657m) to fund the delivery payments on four of its five ocean cruise ships on order, of which $475m relates to ship deliveries in 2003 and $735m to ship deliveries in 2004. In addition, at December 31, 2002 it had $444 (2001: U.S.$605m) of undrawn committed bank facilities with a weighted average life of five years and a further $162.1m (2001: $120.4m) of cash available for general corporate purposes, including ship purchases.

Credit risk

   Management does not consider there to be any significant concentration of credit risk. Potential concentrations comprise principally cash and cash equivalents and trade debtors. P&O Princess Cruises enters into derivative transactions and maintains cash deposits with several major banks. Management periodically reviews the credit rating of the institutions and believes that any credit risk is minimal. Concentration of credit risk with respect to trade debtors is limited due to the large number of debtors comprising P&O Princess Cruises' customer base.

   The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at December 31, 2002.

  Fair values of financial assets and liabilities

   A comparison by category of book value and fair value of P&O Princess Cruises' financial assets and liabilities is as follows:

                                                                                 At December 31
                                                                            2002                2001
                                                                       Book      Fair      Book      Fair
                                                                      value     value     value     value
                                                                     --------  --------  --------  --------
                                                                      U.S.$m    U.S.$m    U.S.$m    U.S.$m
                                                                     --------  --------  --------  --------
Primary financial instruments held or issued to finance P&O Princess
Cruise operations:
 Notes and bonds.................................................... (1,120.9) (1,177.2) (1,066.2)   (957.0)
 Other loans........................................................ (1,498.6) (1,510.9)   (473.9)   (484.0)
 Cash...............................................................    162.1     162.1     120.4     120.4
 Bank overdrafts....................................................    (14.5)    (14.5)    (16.7)    (16.7)
 Other investments and..............................................
 deferred consideration.............................................      4.6       4.6       6.9       6.9
Derivative financial instruments held or issued to hedge currency exposure on expected future transactions:
 Forward foreign currency contracts.................................       --     (16.7)       --    (208.5)
 Interest rate swaps................................................       --      49.6        --      13.6
                                                                     --------  --------  --------  --------
                                                                     (2,467.3) (2,503.0) (1,429.5) (1,525.3)
                                                                     ========  ========  ========  ========

   The notional principal amount of derivative financial instruments held as hedges against currency exposures on ship capital expenditure is $690.2m (2001:
$924.2m) in respect of forward foreign currency contracts and $798.3m (2001:
$741.8m) in respect of currency and interest rate swaps providing hedges against currency and interest rate exposure on loans.

   The fair value of notes and bonds is based on quoted market price or if these are not available the quoted market price of comparable debt.

   Other loans, which include short term borrowings and bank term loans, are largely at variable interest rates and therefore the book value approximates to the fair value.

   The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

   The fair value of other investments and deferred consideration is based on the estimated recoverable amount.

   The fair value of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Hedging

   When P&O Princess Cruises' businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are normally hedged using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most significant of P&O Princess Cruises' foreign currency commitments of this nature are in respect of certain new build cruise ships under construction. The periods of the forward contracts match the expected cash flows of the capital commitments, usually between three and five years. Other cruise ships have been ordered in currencies matching the main functional currencies in which these ships will generate their revenue.

   Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on currency swaps, interest rate swaps and forward currency contracts are as follows:

                                                                                                    Net gains/
                                                                                  Gains   (Losses)   (losses)
                                                                                  U.S.$m   U.S.$m     U.S.$m
                                                                                  ------  --------  ----------
At January 1, 2002...............................................................   18.1    (213.0)     (194.9)
(Gains)/losses arising before January 1, 2002 that were..........................
recognized during the year ended December 31, 2002...............................   (1.5)     57.9        56.4
                                                                                    ----    ------      ------
Gains/(losses) arising before January 1, 2002 that were not recognized during the
  year ended December 31, 2002...................................................   16.6    (155.1)     (138.5)
Gains/(losses) arising in the year that were not recognized during the year ended
  December 31, 2002..............................................................   62.7     108.7       171.4
                                                                                    ----    ------      ------
Gains/(losses) at December 31, 2002..............................................   79.3     (46.4)       32.9
                                                                                    ----    ------      ------
Of which:........................................................................
Gains/(losses) expected to be recognized in less than one year...................    9.4     (43.9)      (34.5)
Gains/(losses) expected to be recognized after more than one year................   69.9      (2.5)       67.4
                                                                                    ----    ------      ------
Gains/(losses) at December 31, 2002..............................................   79.3     (46.4)       32.9
                                                                                    ----    ------      ------

   Of which:

  Gains/(losses) on contracted capital expenditure on ships 26.3 (41.4) (15.1)
  Gains/(losses) on other hedges........................... 53.0  (5.0)  48.0
                                                            ---- -----  -----
  Gains/(losses) at December 31, 2002...................... 79.3 (46.4)  32.9
                                                            ==== =====  =====

   The underlying commitments, after taking these contracts into account, are reflected within note 24.

27 Investment in subsidiaries

   The principal operating subsidiaries at December 31, 2002 were:

                                                                     Percentage of
                                                      Country of      equity share
                                                  Incorporation/  capital owned at
                                                    Registration December 31, 2002 Business Description
P&O Princess Cruises International Ltd...........        England        100%+       Passenger Cruising
Alaska Hotel Properties LLC......................         U.S.A.        100%          Hotel Operations
Brittany Shipping Corporation Ltd................        Bermuda        100%                 Shipowner
Corot Shipping Corporation (Sociedade Unipessoal)
  Lda............................................       Portugal        100%                 Shipowner
CP Shipping Corporation Ltd......................        Bermuda        100%                 Shipowner
Fairline Shipping Corporation Ltd................        Bermuda        100%                 Shipowner
Fairline Shipping International Corporation Ltd..        Bermuda        100%                 Shipowner
GP2 Ltd..........................................        Bermuda        100%                 Shipowner
GP3 Ltd..........................................        Bermuda        100%                 Shipowner
Princess Cruises (Shipowners) Ltd................        England        100%        Passenger cruising
P&O Travel Ltd...................................        England        100%              Travel agent
Princess Cruise Lines Ltd........................        Bermuda        100%        Passenger cruising
Princess Tours Ltd...............................        England        100%                  Shipower
Royal Hyway Tours Inc............................         U.S.A.        100%                Land tours
Sitmar International SRL.........................         Panama        100%           Holding company
Tour Alaska LLC..................................         U.S.A.        100%                Rail tours
+ Held directly by the Company...................

28   Summary differences between UK and U.S. GAAP

Accounting principles

   These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from U.S. GAAP. A description of the relevant accounting principles which differ materially is given below.

Treasury stock

   Under UK GAAP, the Company's shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under U.S. GAAP, such shares are treated as treasury shares and are included in shareholders' equity.

Depreciation

   Under UK GAAP, until December 31, 1999 certain freehold properties were not depreciated. Under U.S. GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

Goodwill and contingent consideration

   Under UK GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within shareholders' funds. Under U.S. GAAP this consideration is not recognized until the consideration is settled.

   In June 2001 the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 141-Business Combinations and SFAS No. 142-Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

   The Group adopted the provisions of SFAS No. 141 as at July 1, 2001 and SFAS No. 142 as at January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful economic life are not amortized. Goodwill and indefinite life intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through to December 31, 2001. Amortization of such assets ceased on January 1, 2002 upon adoption of SFAS No.
142. Accordingly, goodwill amortization recognized under UK GAAP from January 1, 2002 has been reversed for the purposes of U.S. GAAP.

   Upon adoption of SFAS No. 142 the Group was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria SFAS No. 141 for recognition separate from goodwill. The Group was also required to reassess the useful lives and residual values of all intangibles acquired and to make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful economic lives, the Group was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Group to recognize an impairment loss.

   In connection with the SFAS No. 142 transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill is impaired as of date of adoption. To accomplish this the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group was required to determine the fair value of each reporting unit and compare it with the carrying value of the reporting unit within six months of January 1, 2002. This transitional impairment test upon the adoption of SFAS No. 142 did not result in an impairment charge. The Group performed the annual impairment test in December 2002 and determined that goodwill was not impaired.

Marketing and promotion costs

   Under UK GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

Relocation costs

   The Group had accrued expenses relating to the relocation of employees which under UK GAAP are recognizable as liabilities. Under U.S. GAAP these costs may not be recognized until incurred by the employees.

Employee share incentives

The executive schemes

   Under UK GAAP the intrinsic value of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes' performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under U.S. GAAP, compensation expense is recognized for the difference between the market price of the shares and the exercise price for performance plans and variable plans. The amount of compensation expense is adjusted each accounting period based on the value of shares for both types of plan and also upon the estimated achievement of the performance criteria for the performance plans, until the date at which the number of shares and the exercise price are known.

SAYE scheme

   When employed by P&O, certain employees of P&O Princess Cruises were eligible to participate in the P&O save as you earn (''SAYE'') share option scheme. P&O Princess Cruises does not operate a SAYE scheme. U.K. GAAP does not recognize the cost of SAYE discounts in financial statements. U.S. GAAP requires the full discount given to employees on the market price of shares provided as part of a 'non-compensatory plan' (such as the SAYE scheme) to be charged to the profit and loss account when it is greater than that which would be reasonable in an offer of shares to shareholders or others.

Pensions

   Under UK GAAP, pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

   U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

   During 2001 one of the multi-employer schemes in which the Group participates, the MNRPF, closed its fund for future benefit accrual. Under UK GAAP, the Group is recognizing this liability over the period in which the funding deficit is being made good which approximates to expected remaining service lives of employees in the scheme. Under U.S. GAAP, the Group has accounted for its share of the scheme's net pension liability with an expense of $3.7m being recognized in 2002 (2001: $15.1m).

Derivative instruments and hedging activities

   Under UK GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), ''Accounting for Derivative Instruments and Hedging Activities'', as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items, or, for forecast transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings. This statement became effective for P&O Princess Cruises on January 1, 2001, and a transition adjustment of $9.0m was debited to reserves on implementation as the cumulative effect of U.S. GAAP accounting policy change.

   In accordance with SFAS 133, U.S. GAAP assets are increased by $103.3m and liabilities by $114.9m at December 31, 2002 (2001: U.S. GAAP assets increased by $214.3m and liabilities by $219.3m). Cash flow hedges of $3.3m have been taken to other comprehensive income.

Taxes

Deferred Tax

   Following the implementation of FRS19 'Deferred tax', under both UK and U.S. GAAP deferred taxes are accounted for on all temporary differences. Deferred tax can also arise in relation to the tax effect of the other U.S. GAAP adjustments. During 2001, the Group elected to enter the UK tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme became permanent differences. The deferred tax liabilities in respect of these assets have therefore been released under both UK and U.S. GAAP.

Implementation of FRS 19 'Deferred Tax'

   Following the implementation of FRS 19 "Deferred tax" as detailed in note 1, the reconciliation of UK profit and shareholders' funds to U.S. GAAP has been restated for 2001 and 2000. In 2001 the impact on the U.S. GAAP reconciliation is a decrease in the ''Taxes'' U.S. GAAP adjustment to profit of $96.8m and an increase of $11.3 in the ''Taxes'' U.S. GAAP adjustment to shareholders' funds. In 2000, the effect is a reduction in the ''Taxes'' U.S. GAAP adjustment to profit of $16.1m and a reduction in the ''Taxes'' U.S. GAAP adjustment to shareholders' funds of $108.1m.

Other taxes

   The Group incurred income tax in 2001 as a result of taxable gains on intercompany transactions that were undertaken to maximize its tax efficiency. Under U.K. GAAP, this was charged to the profit and loss account. Under U.S. GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortized over 25 years.

Dividends

   Under UK GAAP dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP dividends are accounted for in the period in which they are declared.

Transaction Costs

   In 2001, it was expected that the proposed dual listed company transaction with Royal Caribbean Cruises Ltd would be accounted for under UK GAAP using merger accounting principles with the costs of carrying out the combination being expensed to the profit and loss account when the combined group came into existence. When the P&O Princess Cruises Board withdrew its recommendation for this proposed transaction in October 2002, these costs were expensed under UK GAAP. Under U.S. GAAP it was intended that the proposed transaction would be accounted for using the purchase method of accounting with P&O Princess Cruises being treated as the acquiree. Accordingly, under U.S. GAAP the costs incurred by P&O Princess Cruises in connection with the proposed combination were expensed to the profit and loss account as incurred.

Assets and liabilities

   Current assets under UK GAAP of U.S.$20.4m (2001: U.S.$8.6m) would be reclassified as non current assets under U.S. GAAP.

   Provisions for liabilities and charges under UK GAAP of U.S.$nil (2001:
U.S.$0.2m) would be reclassified as Creditors--amounts falling due within one year under U.S. GAAP.

Deferred financing costs of US$17.6m included within Creditors: amounts falling due after more than one year, under UK GAAP would be reclassified as "Other assets" under U.S. GAAP.

   The effects of these differing accounting principles are shown below:

Summary Group income statement

                                                   2002
                                                    UK        2002       2002      2001      2000
                                                   GAAP    Adjustments U.S.GAAP  U.S.GAAP  U.S.GAAP
                                                 --------  ----------- --------  --------  --------
                                                  U.S.$m     U.S.$m     U.S.$m    U.S.$m    U.S.$m
                                                 --------  ----------- --------  --------  --------
Revenues........................................  2,526.8       --      2,526.8   2,451.0   2,423.9
Expenses........................................
Operating....................................... (1,576.6)      --     (1,576.6) (1,584.1) (1,558.0)
Marketing, selling and administrative...........   (477.6)     5.5       (472.1)   (381.5)   (353.7)
Depreciation and amortization...................   (173.9)     4.7       (169.2)   (146.5)   (143.9)
                                                 --------     ----     --------  --------  --------
                                                 (2,228.1)    10.2     (2,217.9) (2,112.1) (2,055.6)
                                                 --------     ----     --------  --------  --------
Operating income before income from affiliated
  operations....................................    298.7     10.2        308.9     338.9     368.3
Income from affiliated operations...............       --       --           --       0.1       0.7
                                                 --------     ----     --------  --------  --------
Operating income................................    298.7     10.2        308.9     339.0     369.0
                                                 --------     ----     --------  --------  --------
Non-operating income (expense)..................
Interest income.................................      6.0       --          6.0       7.7       2.5
Interest expense, net of capitalized interest...    (80.0)    (3.3)       (83.3)    (61.8)    (51.8)
Other income (expense)..........................      1.2       --          1.2      (1.8)     (6.5)
Income tax (expense) credit.....................    (17.1)    (2.8)       (19.9)    151.2     (56.9)
Minority interest...............................       --       --           --      (0.1)     (2.6)
                                                 --------     ----     --------  --------  --------
                                                    (89.9)    (6.1)       (96.0)     95.2    (115.3)
                                                 --------     ----     --------  --------  --------
Profit attributable to ordinary shareholders in
  accordance with U.S. GAAP before cumulative
  effect of accounting policy change............    208.8      4.1        212.9     434.2     253.7
Cumulative effect of accounting policy change in
  respect of derivative instruments and hedging
  activities....................................       --       --           --      (9.0)       --
                                                 --------     ----     --------  --------  --------
Profit attributable to ordinary shareholders in
  accordance with U.S. GAAP.....................    208.8      4.1        212.9     425.2     253.7
                                                 ========     ====     ========  ========  ========

Adjustments to profit attributable to ordinary shareholders


                                                                                  2002    2001     2000
                                                                                 U.S.$m  U.S.$m   U.S.$m
                                                                                        Restated Restated
                                                                                        (note 1) (note 1)
Profit attributable to ordinary shareholders in accordance with UK GAAP......... 208.8   383.1    258.0
U.S. GAAP adjustments...........................................................
   Depreciation.................................................................   0.4     0.4      0.4
   Goodwill and contingent consideration........................................   4.3     1.2      0.3
   Marketing and promotion costs................................................  (3.2)    5.2     (8.3)
   Relocation costs.............................................................  (2.0)    2.0        -
   Employee share incentives (i)................................................   1.8    (5.1)     1.9
   Pensions (ii)................................................................  (3.0)  (14.2)     0.9
   Derivative instruments and hedging activities................................  (3.3)    4.0       --
   Tax effect of U.S. GAAP adjustments..........................................    --    (3.9)     0.5
   Taxes........................................................................  (2.8)   73.4       --
   Transaction costs............................................................  11.9   (11.9)      --
                                                                                 -----   -----    -----
Profit attributable to ordinary shareholders in accordance with U.S. GAAP before
  cumulative effect of accounting policy change................................. 212.9   434.2    253.7
                                                                                 -----   -----    -----
Cumulative effect of U.S. GAAP accounting policy change in respect of derivative
  instruments and hedging activities............................................    --    (9.0)      --
                                                                                 -----   -----    -----
Profit attributable to ordinary shareholders in accordance with U.S. GAAP....... 212.9   425.2    253.7
                                                                                 -----   -----    -----
Earnings per share..............................................................
Basic earnings per share in accordance with U.S. GAAP (in cents)................
 before cumulative effect of accounting policy change...........................  30.7    62.8     37.1
 after cumulative effect of accounting policy change............................  30.7    61.5     37.1
Diluted earnings per share in accordance with U.S. GAAP (in cents)..............
 before cumulative effect of accounting policy change...........................  30.6    62.5     37.1
 after cumulative effect of accounting policy change............................  30.6    61.2     37.1
                                                                                 -----   -----    -----
Weighted average number of shares used in basic earnings per share calculation
  (millions).................................................................... 692.4   691.5    684.2
Weighted average number of shares used in diluted earnings per share calculation
  (millions).................................................................... 695.6   694.8    684.2

Goodwill and other intangible assets - adoption of SFAS No. 142

                                                                          2002   2001   2000
                                                                         U.S.$m U.S.$m U.S.$m
                                                                         ------ ------ ------
Reported profit attributable to ordinary shareholders in accordance with
  U.S. GAAP............................................................. 212.9  425.2  253.7
Add back goodwill amortization..........................................    --    2.9    2.0
                                                                         -----  -----  -----
Adjusted profit attributable to ordinary shareholders in accordance with
  U.S. GAAP............................................................. 212.9  428.1  255.7
                                                                         -----  -----  -----
Basic earnings per share in accordance with U.S. GAAP (cents)
Reported basic earnings per share in accordance with U.S. GAAP..........  30.7   61.5   37.1
Add back goodwill amortization..........................................    --    0.4    0.3
                                                                         -----  -----  -----
Adjusted basic earnings per share in accordance with U.S. GAAP..........  30.7   61.9   37.4
                                                                         -----  -----  -----
Diluted earnings per share in accordance with U.S. GAAP (cents)
Reported diluted earnings per share in accordance with U.S. GAAP........  30.6   61.2   37.1
Add back goodwill amortization..........................................    --    0.4    0.3
                                                                         -----  -----  -----
Adjusted diluted earnings per share in accordance with U.S. GAAP........  30.6   61.6   37.4
                                                                         -----  -----  -----

Adjustments to shareholders' funds

                                                      2002     2001     2000
                                                     U.S.$m   U.S.$m   U.S.$m
                                                             Restated Restated
                                                             (note 1) (note 1)
  Shareholders' funds in accordance with U.K. GAAP. 2,813.8  2,629.4  2,355.5
     U.S. GAAP adjustments.........................
     Treasury stock................................    (2.9)    (3.3)      --
     Depreciation..................................   (10.9)   (11.3)   (11.7)
     Goodwill and contingent consideration.........   (51.7)   (45.3)   (46.5)
     Marketing and promotion costs.................   (87.9)   (84.7)   (89.9)
     Relocation costs..............................      --      2.0       --
     Pensions (ii).................................   (15.3)   (12.3)     1.9
     Derivative instruments and hedging activities.   (11.6)    (5.0)      --
     Tax effect of U.S. GAAP adjustments...........      --       --      3.9
     Taxes (iii)...................................    70.6     73.4       --
     Dividends.....................................    20.8     20.8     83.1
     Transaction Costs.............................      --    (11.9)      --
                                                    -------  -------  -------
  Shareholders' funds in accordance with U.S. GAAP. 2,724.9  2,551.8  2,296.3
                                                    =======  =======  =======

   The following table reconciles shareholders' funds under U.S. GAAP:

                                                     2002     2001     2000
                                                    U.S.$m   U.S.$m   U.S.$m
                                                   -------  -------  -------
  Shareholders funds opening balance.............. 2,551.8  2,296.3  2,006.8
  Profit for year under U.S. GAAP.................   212.9    434.2    253.7
  Add back share options as taken through reserves    (1.8)     5.1     (1.2)
  Treasury stock..................................      --     (3.3)      --
  Foreign exchange reserve movement...............    44.6    (26.2)    (5.5)
  Dividend........................................   (83.2)  (145.5)      --
  Investment by P&O...............................      --       --      1.2
  New shares issued...............................     3.9      0.2     41.3
  Implementation of FAS 133.......................      --     (9.0)      --
  FAS 133 cash flow hedge.........................    (3.3)      --       --
                                                   -------  -------  -------
  Shareholders funds closing balance.............. 2,724.9  2,551.8  2,296.3
                                                   =======  =======  =======


   (i) Employee share incentives

   The profit and loss account charge/(credit) in respect of employee stock compensation schemes was U.S.$0.7m in 2002 and nil in each of the two years ended December 31, 2001 under U.K. GAAP, and U.S.$(1.1)m (2001: U.S.$5.1m, 2000: U.S.$(1.9)m) under U.S. GAAP.

   P&O Princess Cruises has adopted the disclosures of SFAS No. 123, 'Accounting for Stock-Based Compensation', but continues to measure its stock-based compensation expense under U.S. GAAP in accordance with APB 25 and its related interpretations. If P&O Princess Cruises had measured compensation costs for the P&O Princess Cruises stock options that were granted to its employees in 2002, 2001 and 2000 under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below.

                                                   2002    2001     2000
                                                  U.S.$m  U.S.$m   U.S.$m
                                                         Restated Restated
                                                         (note 1) (note 1)
     Profit attributable to ordinary shareholders
     As reported under U.S. GAAP.................  212.9    425.2    253.7
     Pro forma under U.S. GAAP...................  208.5    421.6    250.2

   The weighted average fair value of options granted to P&O Princess Cruises employees was U.S.$2.84. Equivalent fair values in 2001 and 2000 in respect of options over P&O Princess Cruises ordinary shares were U.S.$3.78 and U.S.$1.91 respectively.

   These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

   The fair value of grants during the year have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions; expected dividend yields of 1.7% (2001: 3.0%, 2000: 2.5%); expected volatility of 51.4% (2001: 72.5%, 2000: 42.0%); risk free interest rates of 3.75% (2001: 5.0%, 2000: 5.8%) and expected option lives of up to six years.

(ii) Pensions

   For the purposes of U.S. GAAP, the pension costs of The P&O Pension Scheme and of its successor, The P&O Princess Cruises Pension Scheme have been restated in the following tables in accordance with the requirements of SFAS No. 87. The changes in projected benefit obligations, plan assets and details of the funded status of the plan, under SFAS No. 87 and SFAS No. 132 are as follows:

                                                  2002    2001    2000
                                                 U.S.$m  U.S.$m  U.S.$m
                                                 ------  ------  ------
        Change in projected benefit obligation:.
        Benefit obligation at beginning of year.   58.7    50.9    49.0
        Service cost............................    5.0     4.9     4.8
        Interest cost...........................    3.3     2.8     2.7
        Exchange................................    7.6    (1.8)   (3.7)
        Actuarial loss..........................    5.5     1.9    (1.9)
                                                   ----    ----    ----
        Benefit obligation at end of year.......   80.1    58.7    50.9
                                                   ====    ====    ====
        Change in plan assets:..................
        Fair value at beginning of year.........   66.1    58.4    49.4
        Actual return on plan assets............   (1.7)    4.4     0.7
        Group contribution......................    3.0     4.4    11.0
        Participant contributions...............    1.0     1.1     1.0
        Exchange................................    7.4    (2.2)   (3.7)
                                                   ----    ----    ----
        Fair value of plan assets at end of year   75.8    66.1    58.4
                                                   ====    ====    ====
        Reconciliation of funded status:........
        Funded status of the plan...............   (4.3)    7.4     7.5
        Unamortized transition asset............   (0.1)   (0.2)   (0.3)
        Unamortized actuarial net loss..........   14.4     2.5     1.8
                                                   ----    ----    ----
        Prepaid pension cost....................   10.0     9.7     9.0
                                                   ====    ====    ====
        Components of net periodic benefit cost.
        Service cost............................    6.0     4.9     4.8
        Interest cost...........................    3.3     2.8     2.7
        Expected return on assets...............   (3.8)   (3.4)   (3.4)
        Members' contribution...................   (1.0)   (1.0)   (0.9)
        Net amortizations.......................
           Transition asset.....................   (0.1)   (0.1)   (0.1)
           Actuarial loss.......................    0.3     0.2      --
                                                   ----    ----    ----
        Net periodic benefit cost...............    4.7     3.4     3.1
                                                   ====    ====    ====

   Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the United Kingdom, in which the plan is situated. The rates used for calculation of period end benefit obligations and forecast benefit cost in the plan for SFAS No. 132 purposes were as follows:

                                                      2002 2001 2000
                                                       %    %    %
                                                      ---- ---- ----
           Discount rate............................. 5.1  5.5  5.8
           Long-term rate of increase in remuneration 4.0  4.0  4.0
           Expected long-term return on assets....... 5.1  5.5  6.8

   P&O Princess Cruises has no material liabilities for post-retirement benefits other than pensions.

   (iii) Deferred taxes

   The following table sets out the significant components of P&O Princess Cruises' deferred tax liability determined on a U.S. GAAP basis:

                                                    2002    2001     2000
                                                   U.S.$m Restated Restated
                                                           U.S.$m   U.S.$m
    Deferred tax liabilities:.....................
    Accelerated capital allowances on fixed assets    7.2      6.7    203.8
                                                     ----     ----    -----
    Net deferred liability under U.S. GAAP........    7.2      6.7    203.8
                                                     ----     ----    -----
    Net deferred tax liability under UK GAAP......   11.8     11.3    203.8
                                                     ----     ----    -----

Cash flow statements

   The cash flow statements have been prepared in conformity with UK Financial Reporting Standard 1 (Revised) 'Cash Flow Statements'. The principal differences between these statements and cash flow statements presented in accordance with SFAS No. 95 are as follows:

(a) Under UK GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance (b) taxes paid and (c) dividends received from joint ventures. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

(b) Under UK GAAP, capital expenditure is classified separately while under U.S. GAAP, it is classified as an investing activity.

(c) Under UK GAAP movements in bank overdrafts are classified as movements in cash while under U.S. GAAP they are classified as a financing activity.

(d) Under UK GAAP equity dividends paid to shareholders are classified separately, under U.S. GAAP they are classified as a financing activity.

   Set out below is a summary cash flow statement under U.S. GAAP:

                                                                       2002     2001    2000
                                                                      U.S.$m   U.S.$m  U.S.$m
                                                                     --------  ------  ------
Net cash inflow from operating activities...........................    478.5   255.5   422.1
Net cash outflow from investing activities.......................... (1,153.4) (592.5) (795.5)
Net cash inflow from financing activities...........................    728.1   204.0   564.8
Exchange translation effect on cash.................................    (11.5)    6.2    (7.4)
                                                                     --------  ------  ------
Net increase/(decrease) in cash and cash equivalents under U.S. GAAP     41.7  (126.8)  184.0
Cash and cash equivalents at beginning of year......................    120.4   247.2    63.2
                                                                     --------  ------  ------
Cash and cash equivalents at end of year............................    162.1   120.4   247.2
                                                                     ========  ======  ======

New U.S. Accounting Standards

   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 - 'Accounting for Asset retirement obligations'. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted by the Group in the 2003 fiscal year. The Group has not yet determined the impact of adopting SFAS No. 143.

   In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. The impact of adopting SFAS No. 145 on the results of operations and financial position of the Group remains to be evaluated.

In July 2002, the FASB issued SFAS No. 146 ('SFAS 146'), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies Emerging issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged. The impact of adopting SFAS No. 146 on the results of operations and financial position of the Group remains to be evaluated.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others" (FIN 45), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognise a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation--Transition and Disclosure--an amendment of FASB statement No. 123". SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 5, 2002. The Company has not decided yet if it will adopt the transition provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities--"VIES") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds reasonable interest that it acquired before February 1, 2003. The Group is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

29  Post balance sheet event

On 7 January 2003, the P&O Princess Cruises board approved the proposed DLC transaction with Carnival Corporation and agreed to recommend to the P&O Princess Cruises shareholders that they vote in favour of the resolution to implement the DLC structure. In the early morning of 8 January 2003, Carnival and P&O Princess signed the implementation agreement setting out the terms and conditions for the implementation of the DLC structure. Completion of the DLC transaction is conditional on certain events, including approval by the shareholders of both P&O Princess Cruises and Carnival.